

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

<u>Via U.S. mail</u>
Min (Jenny) Zhang
Chief Financial Officer
China Lodging Group, Limited
No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People's Republic of China

> **Re:** **China Lodging Group, Limited**
> **Form 20-F**
> **Filed April 23, 2013**
> **File No. 001-34656**

Dear Ms. Zhang:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2012

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

    How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

It appears that you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
• what relevant education and ongoing training he or she has had relating to U.S. GAAP;
• the nature of his or her contractual or other relationship to you;
• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
• the name and address of the accounting firm or organization;
• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
• how many hours they spent last year performing these services for you; and
• the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note you identify an audit committee financial expert in your filings, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 5. Operating and Financial Review and Prospects, page 42

5.A. Operating Results, page 42

EBITDA and Adjusted EBITDA from Operating Hotels, page 49

2.   We note you present EBITDA but do not exclude interest income. In future filings, please revise EBITDA to exclude interest income. If you wish to present an additional adjusted EBITDA measure which includes interest income, you may do so separately. However, you must first present EBITDA as described in Exchange Act Release No. 47226. Please refer to C&DI 103.01.

5.B. Liquidity and Capital Resources, page 61

Capital Expenditures, page 63

3.   We note from your statement of cash flows that a significant cash outflow for investing activities related to purchases of property and equipment. Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized. In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized

for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your operating results.

5.D. Trend Information, page 65

4.	We note that you have benefited from a tax holiday beginning in 2011. In future filings, please disclose any impact from this tax holiday and its expiration that would cause reported financial information to not necessarily be indicative of future operating results. Please provide us an example of your proposed disclosure.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

5.	In future filings, please separately disclose your significant purchases of property and equipment related to hotels under development and hotels currently being operated.

Notes to Consolidated Financial Statements, page F-9

18. Commitments and Contingencies, page F-31

6.	Please tell us and disclose in future filings if any current pending legal or administrative proceedings will have a material adverse effect on your financial statements. Please provide us an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief